
03028891


RECD S.E.C.
AUG 7 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities, Inc.	0000946812
Exact Name of Registrant As Specified In Charter	Registrant CIK Number
Form 8-K dated August 7, 2003	No. 333-91334
Electronic Report, Schedule or Registration Statement of which the documents are a part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document (If Other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August ___, 2003.

BEAR STEARNS ASSET BACKED SECURITIES, INC.
(Registrant)



By: ______________________
Name: Jonathan Lieberman
Title: Senior Managing Director

PROCESSED
AUG 08 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20__, that the information set forth in this statement is true and complete.

By: ______________________
Name:
Title:

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 7, 2003

Bear Stearns Asset Backed Securities, Inc.
(Exact name of registrant specified in Charter)

Delaware	333-91334	13-3836437
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

383 Madison Avenue New York, NY	10179
(Address of principal executive offices)	Zip Code

Registrant's telephone, including area code: (212) 272-2000

Not Applicable
(Former name and former address, if changed since last report)

ITEM 5. Other Events

Filing of Computational Materials

In connection with the proposed offering of the Bear Stearns Asset Backed Securities, Inc., Irwin Whole Loan Home Equity Trust 2003-C, Home Equity Loan-Backed Notes, Series 2003-C (the "Notes"), Bear, Stearns & Co. Inc., as the underwriter (the "Underwriter"), has prepared certain materials (the "Computational Materials") for distribution to its potential investors. Although Bear Stearns Asset Backed Securities, Inc. (the "Company") provided the Underwriter with certain information regarding the characteristics of the mortgage loans (the "Mortgage Loans") in the related portfolio, the Company did not participate in the preparation of the Computational Materials.

For purposes of this Form 8-K, "Computational Materials" shall mean the Series 2003-C term sheet, computer generated tables and/or charts displaying, with respect to the Notes, any of the following: yield; average life; duration, expected maturity; interest rate sensitivity; loss sensitivity; cash flow characteristics; background information regarding the Mortgage Loans; the proposed structure; decrement tables; or similar information (tabular or otherwise) of a statistical, mathematical, tabular or computational nature. The Computational Materials are attached hereto as Exhibit 99.1.

ITEM 7. Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits:

99.1 The Irwin Whole Loan Home Equity Trust 2003-C Computational Materials, filed on Form 8-K dated August 7, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2003

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: 

Name: Jonathan Lieberman
Title: Senior Managing Director

INDEX TO EXHIBITS

Paper (P) or Exhibit No.	Description	Paper (P) or Electronic (E)
(99.1)	The Irwin Whole Loan Home Equity Trust 2003-C Computational Materials, filed on Form 8-K dated August 7, 2003	P